Form 10KSB40, Exhibit 13
period 1996-12-31
IMAGE SENSING SYSTEMS INC
filed 1997-03-27
CIK 943034

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth, for the periods indicated, certain statement of operations data as a percent of revenue:

                                      Year Ended December 31
                                   1996        1995        1994
                                  -----       -----       -----
         Product sales             19.9%       21.1%       13.7%
         Royalties                 62.3        69.2        78.3
         Consulting and
            contract fees          17.8         9.7         8.0
                                  -----       -----       -----
         Total revenue            100.0       100.0       100.0
         Cost of revenue           29.2        30.1        30.2
                                  -----       -----       -----
         Gross profit              70.8        69.9        69.8
         Sales, marketing and
            product support        41.4        27.5        10.0
         General and
            administrative         39.2        44.9        36.1
         Research and
            development            26.1        22.0        15.1
                                  -----       -----       -----
         Income (loss) from
            operations            (35.9)      (24.5)        8.6
         Net income (loss)        (32.5)      (15.2)        6.7

Product sales for 1996 increased to $635,000 versus $603,000 in 1995 and $291,000 in 1994. The increases resulted primarily from sales of more software to end users in Europe in 1996 compared to 1995 and from sales of more Autoscope systems to distributors in Europe and Asia Pacific countries in 1995 compared to 1994. Royalty income increased to $1,988,000 in 1996 compared to $1,981,000 in 1995 and $1,669,000 in 1994. The increases were due to increased sales of Autoscope systems by Econolite Control Products, Inc. (Econolite), our manufacturing and distribution partner, resulting in increased royalty income. Sales of Autoscope systems by the Company and Econolite combined totaled 294 units in 1996 compared to 226 units in 1995 and 193 units in 1994. Average royalty income per system decreased in 1996 compared to 1995 due primarily to lower pricing of newer models. Consulting and contract fees increased to $569,000 in 1996 compared to $279,000 in 1995 and $171,000 in 1994. Increases in
1996 and 1995 resulted primarily from a contract with the Jet Propulsion Laboratory in Pasadena, California which was started in August 1995 and completed in 1996.

Gross profits were $2,260,000 in 1996, or 70.8% of revenues, versus $2,001,000 or 69.9% of revenues in 1995 and $1,488,000 or 69.8% of revenues in 1994. Gross margins on product sales were 53.9% of sales in 1996 versus 56.2% in 1995 and 44.7% in 1994. The decrease of gross margins on product sales in 1996 resulted primarily from sales of more lower priced one-camera units compared to 1995, while in 1994 more lower priced demonstration systems were sold. The Company has experienced lower purchase costs for Autoscope systems purchased from Econolite in both 1996 and 1995 compared to 1994.

Selling, marketing and product support expenses were $1,322,000 in 1996, or 41.4% of revenue compared to $788,000 or 27.5% of revenue in 1995 and $212,000 or 10.0% of revenue in 1994. The increases resulted primarily from adding sales, marketing and customer support personnel in the second half of 1995 to build worldwide distribution channels and to support increased product in the field. General and administrative expenses were $1,252,000 in 1996, or 39.2% of revenue, compared to $1,286,000 or 44.9% of revenue in 1995 and $770,000 or 36.1% of revenue in 1994. The increase in 1995 resulted primarily from adding executive and administrative personnel to support increases in sales and employment, provide investor relations and adding office space.

Research and development expenses were $834,000 or 26.1% of revenue in 1996, compared to $630,000 or 22.0% of revenue in 1995 and $322,000 or 15.1% of revenue in 1994. The increase in 1996 was due primarily from added technical staff and contracted engineering costs paid for new product development compared to 1995. The increase in 1995 over 1994 resulted primarily from adding technical staff after the public offering in May 1995.

The Company incurred a net loss of $1,038,000 in 1996 compared to $436,000 in 1995 and a net profit of $143,000 in 1994. The increase in losses in 1996 over 1995 and the loss in 1995 versus a profit in 1994 resulted primarily from adding more employees in 1995 after the public offering to support immediate corporate objectives. The resulting increased operating costs in 1996 and 1995 more than offset added gross profit from increased revenues.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1996 the Company had $1,694,000 in cash and cash equivalents compared to $2,564,000 at December 31, 1995. The Company had working capital of $2,062,000 and a current ratio of 4.5 to 1 compared to working capital of $3,073,000 and a current ratio of 5.2 to 1 at the end of 1995. The decrease in liquidity in 1996 was due primarily to losses from operations and purchases of property and equipment. Net cash used in operating activities was $728,000 in 1996 compared to $727,000 in 1995 and cash provided from operations of $370,000 in 1994. The small increase in cash used in operating activities in 1996 over 1995 was primarily due to a tax refund from an operating loss carryback and a prepaid contract fee which offset the increased net loss. The decrease in cash provided from operating activities in 1995 compared to 1994 resulted primarily from the net loss in 1995 and increased receivables at year end. Net cash used in investing activities was $142,000 in 1996, $551,000 in 1995 and $108,000 in 1994 and represents primarily investments in computer and other technical equipment and leasehold improvements. There was no financing activity in 1996. In 1995 there was net cash provided from financing activity of $3,829,000, primarily from the initial public offering, compared to net cash used in financing activities of $310,000 in 1994. The use of cash in 1994 resulted primarily from reducing bank and other notes payable.

The Company believes that cash and cash equivalents on hand at December 31, 1996 along with an available revolving line of credit with a bank will satisfy the Company's projected working capital and other cash requirements through 1997.



BALANCE SHEETS

December 31                                                     1996            1995
                                                            -----------      -----------
         ASSETS
         Current assets:
            Cash and cash equivalents                       $ 1,694,000      $ 2,564,000
            Accounts receivable, net of allowance
              for returns and doubtful accounts of
              $53,000 (1995-$5,000)                             772,000          865,000
            Refundable income taxes                              18,000          173,000
            Inventories                                          70,000           95,000
            Prepaid expenses                                     45,000           74,000
            Deferred income taxes                                45,000           40,000
                                                            -----------      -----------
         Total current assets                                 2,644,000        3,811,000

         Property and equipment:
            Furniture and fixtures                              140,000          163,000
            Leasehold improvements                              101,000           57,000
            Equipment                                           703,000          589,000
                                                            -----------      -----------
                                                                944,000          809,000
            Accumulated depreciation                           (330,000)        (173,000)
                                                            -----------      -----------
                                                                614,000          636,000
                                                            -----------      -----------
         TOTAL ASSETS                                       $ 3,258,000      $ 4,447,000
                                                            ===========      ===========

         LIABILITIES AND SHAREHOLDERS' EQUITY
           Current liabilities:
            Accounts payable                                $   296,000      $   494,000
            Accrued compensation                                159,000          244,000
            Prepaid contract service fee                        127,000              -
                                                            -----------      -----------
         Total current liabilities                              582,000          738,000

         Deferred income tax liability                           36,000           31,000

         Commitments

         Shareholders' equity:
            Preferred stock, $.01 par value:
              Authorized shares - 2,000,000
              Issued and outstanding - none                           _                _
            Common stock, $.01 par value:
              Authorized shares - 5,000,000
              Issued and outstanding shares - 2,475,000          25,000           25,000
            Additional paid-in capital                        3,875,000        3,875,000
            Retained earnings (deficit)                      (1,260,000)        (222,000)
                                                            -----------      -----------
         Total shareholders' equity                           2,640,000        3,678,000
                                                            ===========      ===========
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 3,258,000      $ 4,447,000
                                                            ===========      ===========



                             See accompanying notes.


STATEMENT OF OPERATIONS

Year Ended December 31                           1996             1995
                                              -----------      -----------

Revenue:
   Product sales                              $   635,000      $   603,000
   Royalties                                    1,988,000        1,981,000
   Consulting and contract fees                   569,000          279,000
                                              -----------      -----------
                                                3,192,000        2,863,000

Cost of revenue:
   Product sales                                  293,000          264,000
   Royalties                                      227,000          377,000
   Consulting and contract fees                   412,000          221,000
                                              -----------      -----------
                                                  932,000          862,000
                                              -----------      -----------
Gross profit                                    2,260,000        2,001,000

Operating expenses:
   Selling, marketing and product support       1,322,000          788,000
   General and administrative                   1,252,000        1,286,000
   Research and development                       834,000          630,000
                                              -----------      -----------
                                                3,408,000        2,704,000
                                              -----------      -----------
Loss from operations                           (1,148,000)        (703,000)

Interest income                                    92,000          112,000
Interest expense                                      -             (5,000)
                                              -----------      -----------
Loss before income taxes                       (1,056,000)        (596,000)
Income taxes (benefit)                            (18,000)        (160,000)
                                              -----------      -----------
Net loss                                      $(1,038,000)     $  (436,000)
                                              ===========      ===========

Net loss per common share                     $     (0.42)     $     (0.21)
                                              ===========      ===========

Weighted average number of
   common shares outstanding                    2,475,000        2,114,000
                                              ===========      ===========


                             See accompanying notes.


STATEMENTS OF CASH FLOWS

Year Ended December 31                                                      1996               1995
-------------------------------------------------------------------------------------------------------------------
Operating activities:
Net loss                                                                        $(1,038,000)     $  (436,000)
Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                                164,000           86,000
       Deferred income taxes                                                                          (6,000)
       Changes in operating assets and liabilities:
           Receivables                                                              248,000         (724,000)
           Inventories                                                               25,000          (30,000)
           Prepaid expenses                                                          29,000          (60,000)
           Accounts payable                                                        (198,000)         329,000
           Accrued expenses                                                         (85,000)         114,000
           Prepaid contract service fee                                             127,000
                                                                                -----------      -----------
Net cash used in operating activities                                              (728,000)        (727,000)

Investing activities:
       Purchases of property and equipment                                         (142,000)        (551,000)
                                                                                -----------      -----------
Net cash used in investing activities                                              (142,000)        (551,000)

Financing activities:
       Proceeds from sale of common stock                                                          3,869,000
       Proceeds from bank borrowings                                                                 (40,000)
                                                                                -----------      -----------
Net cash provided by financing activities                                                          3,829,000
                                                                                -----------      -----------

Increase (decrease) in cash                                                        (870,000)       2,551,000
Cash and cash equivalents at beginning of year                                    2,564,000           13,000
                                                                                -----------      -----------
Cash and cash equivalents at end of year                                        $ 1,694,000      $ 2,564,000
                                                                                -----------      -----------



                             See accompanying notes.





STATEMENT OF SHAREHOLDERS' EQUITY
                                                                          Additional        Retained
                                            Shares         Common           Paid-In         Earnings
 Description                                Issued          Stock           Capital         (Deficit)
                                         -----------      -----------     -----------     -----------
Balance at December 31, 1994               1,485,000      $    15,000     $    16,000     $   214,000

   Common stock issued for cash in
     initial public offering, net of
     offering expenses of $364,000           990,000           10,000       3,859,000

   Net loss
                                                                                             (436,000)
                                         -----------      -----------     -----------     -----------
Balance at December 31, 1995               2,475,000           25,000       3,875,000        (222,000)

   Net loss                                                                                (1,038,000)
                                         -----------      -----------     -----------     -----------
Balance at December 31, 1996               2,475,000      $    25,000     $ 3,875,000     $(1,260,000)
                                           =========      ===========     ===========     ===========



                             See accompanying notes


NOTES TO FINANCIAL STATEMENTS

NOTE 1:  SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
The Company develops and markets video image processing technology and products for use in advanced traffic management systems and traffic data collection. The Company sells its product primarily to foreign distributors of its product and receives a royalty for sales made by a sublicensee to North American distributors. The Company also provides technical and marketing expertise in image processing, hardware and software design and traffic management and control. The Company's products are used primarily by governmental entities.

REVENUE RECOGNITION
Revenue from product sales and royalties from the sale of products by a sublicensee are recorded upon shipment. Consulting and contract fees are recorded as earned.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist of commercial paper. Market value of these investments approximates cost at December 31, 1996 and 1995.

INVENTORIES
Inventories are primarily finished goods and are valued at the lower of cost or market on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over a three to seven-year period for financial reporting purposes and by accelerated methods for income tax purposes.

INCOME TAXES
Income taxes are accounted for under the liability method. Deferred income taxes reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

STOCK-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123. Accordingly, the Company has made pro forma disclosures of what net loss and net loss per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS
The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

RESEARCH AND DEVELOPMENT
Research and development costs are charged to operations in the year incurred.

NET LOSS PER COMMON SHARE
Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive.

NOTE 2:  LINE OF CREDIT
The Company has a credit agreement which provides up to $500,000 in short-term borrowings at 1.25% over the prime rate (9.50% at December 31, 1996). The agreement limits the amount of short-term borrowings to 75% of eligible receivables. Substantially all assets are pledged as collateral on the borrowings and up to $250,000 in borrowings are guaranteed by the majority shareholder of the Company. The credit agreement further includes covenants which relate to certain financial statement ratios and restrictions. As of December 31, 1996, the Company had no outstanding borrowings.

Interest paid amounted to $0 in 1996 and $5,000 in 1995.

NOTE 3:  INCOME TAXES

Income tax benefit consists of:



Year Ended December 31                              1996                 1995
                                                 ---------            ---------
Current tax benefit
   Federal                                       $ (18,000)           $(154,000)
   Deferred                                                              (6,000)
                                                 ---------            ---------
                                                 $ (18,000)           $(160,000)
                                                 =========            =========


Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31                                               1996            1995
                                                        --------        --------
Deferred tax assets:
   Accounts receivable allowances                       $ 19,000        $
   Research and development tax credits                   63,000          25,000
   Accrued compensation                                   15,000          40,000
   Warranty reserve                                        9,000
   Prepaid contract service fee                           47,000
   Net operating loss carryforward                       255,000
                                                        --------        --------
                                                         408,000          65,000

Deferred tax liabilities:
   Tax depreciation in excess of book                     36,000        $ 31,000
                                                        --------        --------
   Net deferred tax assets                               372,000          34,000
   Less valuation allowances                             363,000          25,000
                                                        --------        --------
   Net deferred taxes                                   $  9,000        $  9,000
                                                        ========        ========

The Company has a net operating loss carryforward of approximately $773,000 and a research and development tax credit carryforward of approximately $63,000 which both expire in 2011. Cash paid for income taxes amounted to $300 in 1996 and $19,000 in 1995.

A reconciliation of income tax benefit to the statutory federal rate is as follows:


Year Ended December 31                               1996               1995
                                                  ---------          ---------
   Federal benefit at statutory rate              $(359,000)         $(203,000)
   Valuation allowance                              338,000             25,000
   Effect of graduated tax rates                                        14,000
   Other                                              3,000              4,000
                                                  ---------          ---------

   Income tax benefit                             $ (18,000)         $(160,000)
                                                  =========          =========

   Effective tax rate                                   1.7%              26.8%
                                                  =========          =========


NOTE 4:  LEASE COMMITMENT
The Company rents office space under an operating lease agreement expiring in June 1998. The lease provides for monthly payments of $11,000 and the Company is responsible for its proportionate share of operating expenses which exceed a base rent factor. Rent expense amounted to $150,000 in 1996 and $104,000 in 1995.

At December 31, 1996, future minimum annual lease payments are as follows:


Year ending December 31:

                   1997          $  132,000
                   1998              68,000
                                 ----------
                                 $  200,000
                                 ==========

NOTE 5:  COMMON STOCK
In May and June 1995, the Company sold 990,000 shares of common stock at an offering price of $4.75 per share. The Company received $3,869,000 after deducting offering costs and discounts associated with the offering. In connection with the offering, the Company issued warrants to the underwriter to purchase an additional 90,000 shares for a period of five years from the effective date of the Registration Statement. The exercise price for the warrants is $5.70 per share.

NOTE 6:  LICENSING
The U.S. patent for certain aspects of the technology underlying the Company's Autoscope system was issued in 1989 to the University of Minnesota . The Company has an exclusive worldwide license from the University of Minnesota for that technology and pays royalties to the University of Minnesota in exchange for such license. The Company also had a licensing agreement with Hughes Missile Systems Company (Hughes) that expired December 31, 1995 that granted to the Company a license in certain proprietary technology of Hughes relating to sensing and image processing. Royalty expense under these agreements was $227,000 and -0-, respectively, in 1996 and $224,000 and $153,000, respectively, in 1995.

The Company has sublicensed the right to manufacture and market the Autoscope technology in North America and the Caribbean to Econolite Control Products, Inc., of Anaheim, California (Econolite) and receives royalties from Econolite on sales of the Autoscope system in those territories. Econolite also manufactures the Autoscope system on a non-exclusive basis for direct sales by the Company outside of North America and the Caribbean. The Company recognized royalty income of $1,988,000 in 1996 and $1,981,000 in 1995 from this agreement. Accounts receivable from Econolite were $768,000 and $597,000 at December 31, 1996 and 1995, respectively.

NOTE 7:  EXPORT SALES
Product sales to foreign customers were $500,000 in 1996 and $488,000 in 1995.

NOTE 8:  RETIREMENT PLAN
Substantially all employees of the Company may participate in a qualified defined contribution 401(k) plan in which participants may elect to have a specified portion of their salary contributed to the plan. The Company may make contributions to the plan. Company discretionary contributions totaled $41,000 in 1996 and $19,000 in 1995.

NOTE 9:  EMPLOYMENT AGREEMENTS
The Company has employment agreements with two executive officers of the Company. The agreements provide for minimum salary levels, incentive bonuses which are payable if specified management goals are met, and stock options. In addition, the agreements provide for severance pay in the event of involuntary termination or termination resulting from a sale, acquisition or merger of the Company. The maximum severance for the two executive officers under such agreements totals $160,000. The agreements became effective January 1, 1995 and expire within five years.

NOTE 10:  STOCK OPTIONS
In February 1995, the Company adopted the 1995 Long-Term Inventive and Stock Option Plan (the 1995 Plan), which provides for the granting of incentive (ISO) and non-incentive (NSO) stock options, stock appreciation rights, restricted stock awards and performance awards to officers, directors, employees, consultants and independent contractors of the Company and its subsidiaries. In addition, the Board of Directors granted options outside of the 1995 Plan (the Non-Plan) in 1995 and 1996. The following table summarizes all stock option activity.

                                                                                      Weighted Average
                                    Options           Plan Options           Non-Plan     Exercise
                                   Available           Outstanding           Options       Price
                                    for Grant       ISO           NSO       Outstanding  Per Share
                                    ---------       ---           ---       -----------  ---------
Balance at December 31, 1994               -             -             -             -
Reserved for options under Plan      220,000
Granted                             (130,350)      112,350        18,000       108,000   $ 4.75
                                    --------      --------      --------      --------
Balance at December 31, 1995          89,650       112,350        18,000       108,000     4.75
Granted                             (109,250)      109,250                      48,200     3.65
Canceled                              21,500       (21,500)                     (8,000)    4.32
                                    --------      --------      --------      --------
Balance at December 31, 1996           1,900       200,100        18,000       148,200     4.31
                                    ========      ========      ========      ========


Exercise prices for options outstanding as of December 31, 1996 ranged from $3.00 to $4.75. Options under the 1995 Plan and Non-Plan expire at various dates through 2001. At December 31, 1996 there are 89,487 options exercisable at a weighted average exercise price of $4.30. The weighted average fair value of options granted during 1996 and 1995 was $3.00 and $2.92, respectively.

Pro forma information regarding net loss and net loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates ranging from 5.8 to 6.2%; volatility factor of the expected market price of the Company's common stock of 1.10 and a weighted-average expected life of the option of four years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferrable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                     1996               1995
                                                 ------------       ----------
Pro forma net loss                               $  1,230,000       $  549,000
Pro forma net loss per common share              $        .50       $      .26




REPORT OF
INDEPENDENT AUDITORS

Shareholders and Board of Directors
Image Sensing Systems, Inc.

We have audited the accompanying balance sheets of Image Sensing Systems, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Sensing Systems, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





/s/ ERNST & YOUNG LLP


Minneapolis, Minnesota
February 10, 1997

CORPORATE
INFORMATION

DIRECTORS AND OFFICERS
Panos G. Michalopoulos                  Chairman
Spiro G. Voglis                         President, Chief Executive Officer,
                                             Secretary and Director
Richard P. Braun#                       Director
Richard C. Magnuson*                    Director
James Murdakes#                         Director
C. (Dino) Xykis*#                       Director
Arthur J. Bourgeois                     Chief Financial Officer and Treasurer

*    Member of audit committee.
#    Member of compensation committee.


ANNUAL SHAREHOLDERS' MEETING
The annual meeting of the shareholders will be held on May 12, 1997 at 3:30 P.M. CDT at the Crowne Plaza Northstar Hotel, Minneapolis, MN.

LEGAL COUNSEL
Dorsey & Whitney, P.L.L.P.

INDEPENDENT AUDITORS
Ernst & Young LLP

STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.

A copy of Form 10-KSB, filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Arthur J. Bourgeois, Image Sensing Systems, Inc., St. Paul, Minnesota.

CORPORATE HEADQUARTERS
500 Spruce Tree Centre
1600 University Avenue West
St. Paul, Minnesota 55104-3825 USA

Telephone: 612-603-7700
www.imagesensing.com



PRICE RANGE OF COMMON STOCK

The Company's common stock trades on The Nasdaq Small Cap Market tier of The Nasdaq Stock Market under the symbol ISNS. The table below presents the range of high and low trading prices for the Company's common stock from initial trading in May 1995 through December 31, 1996.


                                  1996                          1995
QUARTER                     HIGH          LOW              HIGH        LOW
--------------------------------------------------------------------------------

First                     $  4.81     $  2.75
Second                       6.00        2.81           $  6.50    $  4.75
Third                        5.38        3.00              6.38       4.88
Fourth                       4.38        2.00              5.63       4.25