Form 10KSB40, Exhibit 13
period 1997-12-31
IMAGE SENSING SYSTEMS INC
filed 1998-03-31
CIK 943034

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statement of operations data as a percent of revenue:

Year ended December 31,                     1997    1996
---------------------------------------------------------
Product sales                               33.1%   19.9%
Royalties                                   63.4    62.3
Consulting and contract fees                 3.5    17.8
---------------------------------------------------------
  Total revenue                            100.0   100.0
Cost of revenue                             27.4    29.2
---------------------------------------------------------
Gross profit                                72.6    70.8
Selling, marketing and product support      24.2    41.4
General and administrative                  24.3    39.2
Research and development                    14.9    26.1
---------------------------------------------------------
Income (loss) from operations                9.2   (35.9)
Net income (loss)                           11.3   (32.5)

    Product sales for 1997 increased to $1,434,000 compared with $635,000 in 1996. The increase resulted primarily from a sale of the new Autoscope Solo system to the Minnesota Department of Transportation (MnDOT) for a test site in downtown Minneapolis in 1997 and an increase in regular Autoscope sales to distributors in Europe and Asia Pacific countries. Royalty income increased to $2,742,000 in 1997 compared with $1,988,000 in 1996. The increase was due to increased sales and upgrades of Autoscope systems by Econolite Control Products, Inc. (Econolite), our North American manufacturing and distribution partner, resulting in increased royalty income. In addition to the Autoscope Solo sale to MnDOT, combined sales of multi-camera Autoscope systems by the Company and Econolite totaled 431 units in 1997 compared with 294 units in 1996. Consulting and contract fees decreased to $152,000 in 1997 compared with $569,000 in 1996. The decrease resulted primarily from completion of a $640,000 contract with the Jet Propulsion Laboratory in Pasadena, California in August 1996 which was not renewed.

    Gross profits were $3,143,000 or 72.6% of revenue in 1997, compared with $2,260,000 or 70.8% of revenue in 1996. The increase was due primarily to a proportionately higher mix of product sales compared to consulting and contract fees. Product sales generally have higher gross margins than consulting and contract fees. Gross margins on product sales, other than the single Autoscope Solo sale to MnDOT, were 55.7% of sales in 1997, versus 53.9% in 1996. The increase was due primarily to lower purchase costs. The Autoscope Solo sale was made at a lower margin since the sale was recognized as a beta site for the new product.

    Selling, marketing and product support expenses were $1,051,000 or 24.2% of revenue in 1997, compared with $1,322,000 or 41.4% of revenue in 1996. The decrease resulted primarily from closing the United Kingdom office at the end of 1996 and general reduction of customer service, marketing and travel costs. General and administrative expenses were $1,052,000 or 24.3% of revenue in 1997, compared with $1,252,000 or 39.2% of revenue in 1996. The decrease resulted primarily from reduced personnel support costs, lower office expense and fewer administrative personnel.


Image Sensing Systems, Inc.
Page 10

    Research and development expenses were $643,000 or 14.9% of revenue in 1997, compared with $834,000 or 26.1% of revenue in 1996. The decrease was due primarily to a reduction in contracted engineering costs, parts and fabrication to develop the new Autoscope Solo in 1997, compared with 1996.

    Net income for 1997 was $487,000 compared with a net loss of $1,038,000 in 1997. The turnaround was due primarily to increased revenue while operating costs were reduced throughout most of the Company.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997 the Company had $2,000,000 in cash and cash equivalents, compared with $1,694,000 at December 31, 1996. The Company had working capital of $2,533,000 and a current ratio of 3.8 to 1 at December 31, 1997, compared with $2,062,000 and 4.5 to 1 at the end of 1996. The increase in liquidity in 1997 was due primarily to the turnaround in operating profit from 1996. Net cash provided by operating activities was $508,000 in 1997, compared with net cash used in operating activities of $728,000 in 1996.

    The Company believes that cash and cash equivalents at December 31, 1997 along with an available $500,000 revolving line of credit with a bank will satisfy the Company's projected working capital and other cash requirements through 1998.


YEAR 2000 ISSUES

Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to the year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of the Company or its suppliers and customers and not corrected, this problem could cause computer applications to fail or to create erroneous results and could cause a disruption in operations and have a short-term adverse effect on the Company's business and results of operations. The Company has evaluated its principal computer systems and has determined that they are substantially Year 2000 compliant. The Company has initiated discussions with its key suppliers and customers to determine whether they have any Year 2000 issues. The Company has not incurred any material expenses to date in connection with this evaluation and does not anticipate material expenses in the future, depending on the status of its suppliers and customers with respect to this issue.


                                                    Image Sensing Systems, Inc.
                                                                        Page 11

IMAGE SENSING SYSTEMS, INC.
BALANCE SHEETS


December 31,                                             1997           1996
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                          $ 2,000,000    $ 1,694,000
  Accounts receivable, net of allowance for returns
    and doubtful accounts of $49,000 (1996-$53,000)    1,164,000        790,000
  Inventories                                            144,000         70,000
  Prepaid expenses                                        67,000         45,000
  Deferred income taxes                                   54,000         45,000
-------------------------------------------------------------------------------
Total current assets                                   3,429,000      2,644,000

Property and equipment:
  Furniture and fixtures                                 127,000        140,000
  Leasehold improvements                                 101,000        101,000
  Equipment                                              850,000        703,000
-------------------------------------------------------------------------------
                                                       1,078,000        944,000
  Accumulated depreciation                              (503,000)      (330,000)
-------------------------------------------------------------------------------
                                                         575,000        614,000
-------------------------------------------------------------------------------

Other asset                                               75,000         --
-------------------------------------------------------------------------------
TOTAL ASSETS                                         $ 4,079,000    $ 3,258,000
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                   $   351,000    $   296,000
  Accrued compensation                                   184,000        159,000
  Deferred revenue                                       361,000        127,000
-------------------------------------------------------------------------------
Total current liabilities                                896,000        582,000

Deferred income taxes                                     45,000         36,000

Commitments

Shareholders' equity:
  Preferred stock, $.01 par value:
    Authorized shares - 2,000,000
    Issued and outstanding - none
  Common stock, $.01 par value:
    Authorized shares - 5,000,000
    Issued and outstanding shares
      - 2,478,200 (1996 - 2,475,000)                      25,000         25,000
  Additional paid-in capital                           3,886,000      3,875,000
  Retained earnings (deficit)                           (773,000)    (1,260,000)
-------------------------------------------------------------------------------
Total shareholders' equity                             3,138,000      2,640,000
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 4,079,000    $ 3,258,000
===============================================================================

See accompanying notes.


Image Sensing Systems, Inc.
Page 12

IMAGE SENSING SYSTEMS, INC.
STATEMENTS OF OPERATIONS

Year ended December 31,                                         1997             1996
-----------------------------------------------------------------------------------------
REVENUE:
  Product sales                                             $ 1,434,000      $   635,000
  Royalties                                                   2,742,000        1,988,000
  Consulting and contract fees                                  152,000          569,000
-----------------------------------------------------------------------------------------
                                                              4,328,000        3,192,000

COST OF REVENUE:
  Product sales                                                 797,000          293,000
  Royalties                                                     297,000          227,000
  Consulting and contract fees                                   91,000          412,000
-----------------------------------------------------------------------------------------
                                                              1,185,000          932,000
-----------------------------------------------------------------------------------------
Gross profit                                                  3,143,000        2,260,000

OPERATING EXPENSES:
  Selling, marketing and product support                      1,051,000        1,322,000
  General and administrative                                  1,052,000        1,252,000
  Research and development                                      643,000          834,000
-----------------------------------------------------------------------------------------
                                                              2,746,000        3,408,000
-----------------------------------------------------------------------------------------
Income (loss) from operations                                   397,000       (1,148,000)
Interest income                                                  90,000           92,000
-----------------------------------------------------------------------------------------
Income (loss) before income taxes                               487,000       (1,056,000)
Income taxes (benefit)                                            --             (18,000)
-----------------------------------------------------------------------------------------
Net income (loss)                                           $   487,000      $(1,038,000)
=========================================================================================

Net income (loss) per common share - basic and diluted      $       .20      $      (.42)
=========================================================================================

Weighted average number of common shares and
  dilutive potential common shares outstanding                2,478,000        2,475,000
=========================================================================================


See accompanying notes.


                                                    Image Sensing Systems, Inc.
                                                                        Page 13

IMAGE SENSING SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

Year ended December 31,                                  1997          1996
--------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                   $   487,000    $ (1,038,000)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                       177,000         164,000
    Changes in operating assets and liabilities:
      Receivables                                      (374,000)        248,000
      Inventories                                       (74,000)         25,000
      Prepaid expenses                                  (22,000)         29,000
      Accounts payable                                   55,000        (198,000)
      Accrued compensation                               25,000         (85,000)
      Deferred revenue                                  234,000         127,000
--------------------------------------------------------------------------------
Net cash provided by (used in) operating activities     508,000        (728,000)

INVESTING ACTIVITIES:
  Purchases of property and equipment                  (138,000)       (142,000)
  Capitalized software development costs                (75,000)         --
--------------------------------------------------------------------------------
Net cash used in investing activities                  (213,000)       (142,000)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Proceeds from sale of common stock                     11,000          --
--------------------------------------------------------------------------------
Net cash provided by financing activities                11,000          --
--------------------------------------------------------------------------------

Increase (decrease) in cash                             306,000        (870,000)
Cash and cash equivalents at beginning of year        1,694,000       2,564,000
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year            $ 2,000,000     $ 1,694,000
================================================================================

See accompanying notes.


Image Sensing Systems, Inc.
Page 14

IMAGE SENSING SYSTEMS, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                          Additional       Retained
                                                Shares       Common        Paid-In         Earnings
          Description                           Issued        Stock        Capital        (Deficit)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                  2,475,000    $ 25,000      $ 3,875,000     $  (222,000)

  Net loss                                           --          --               --      (1,038,000)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                  2,475,000      25,000        3,875,000      (1,260,000)

  Common stock issued for options exercised       3,200          --           11,000              --
  Net income                                          --         --               --         487,000
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  2,478,200    $ 25,000      $ 3,886,000     $  (773,000)
-----------------------------------------------------------------------------------------------------


See accompanying notes.

                                                    Image Sensing Systems, Inc.
                                                                        Page 15

NOTES TO FINANCIAL STATEMENTS

NOTE 1

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

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist of commercial paper. Market value of these investments approximates cost at December 31, 1997 and 1996.

INVENTORIES

Inventories are primarily finished goods and are valued at the lower of cost or market on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over a three- to seven-year period for financial reporting purposes and by accelerated methods for income tax purposes.

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

    In October 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123. Accordingly, the Company has made pro forma disclosures of what net income (loss) and net income (loss) per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

The Company records losses on long-lived assets used in operations when indicators of impairment are present and


Image Sensing Systems, Inc.
Page 16
the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations in the period incurred.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes software development costs in accordance with the provisions of FASB Statement No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. Capitalization of software development cost, including significant product enhancements, begins upon the establishment of technological feasibility for the product and concludes when the product is available for release to distributors. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue or royalties, estimated economic life and changes in software and hardware technology. The Company capitalized $75,000 in software development costs in the fourth quarter of 1997.

EARNINGS PER COMMON SHARE

The Company has adopted FASB Statement No. 128, EARNINGS PER SHARE (EPS). This Statement replaces previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary EPS, basic EPS excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to previously reported fully diluted earnings per share.

NOTE 2

NOTES PAYABLE AND CREDIT FACILITIES

The Company has a credit agreement which provides up to $500,000 in short-term borrowings at 1.25% over the prime rate (9.75% at December 31, 1997). The agreement limits the amount of short-term borrowings to 75% of eligible receivables. Substantially all assets are pledged as collateral on the borrowings, and up to $250,000 in borrowings are guaranteed by the majority shareholder of the Company. The credit agreement further includes covenants which relate to certain financial statement ratios and restrictions. The Company had no outstanding borrowings in 1997 or 1996.

NOTE 3

LEASE COMMITMENT

The Company rents office space under an operating lease agreement expiring in June 1998, with options to renew through June 2004. The lease provides for monthly payments of $11,000 and the Company is responsible for its proportionate share of operating expenses which exceed a base rent factor. Rent expense amounted to $138,000 in 1997 and $150,000 in 1996.

    At December 31, 1997, future minimum annual lease payments total $68,000 payable in 1998.

NOTE 4

COMMON STOCK

In May and June 1995, the Company sold 990,000 shares of common stock at an offering price of $4.75 per share. In connection with the offering, the Company issued warrants to the underwriter to purchase an additional 90,000 shares for a period of five years from the effective date of the Registration Statement. The exercise price for the warrants is $5.70 per share.


                                                     Image Sensing Systems, Inc.
                                                                         Page 17

NOTE 5

INCOME TAXES

A net operating loss carryforward from 1996 was used to offset taxable income in 1997 resulting in no taxable income. The income tax benefit for 1996 consisted of a current federal income tax benefit of $18,000 resulting from a carryback of the 1996 loss to prior years.

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,                            1997       1996
---------------------------------------------------------
Deferred tax assets:
 Accounts receivable allowances    $  19,000    $  19,000
 Research and development
  tax credits                         98,000       63,000
 Accrued compensation                 15,000       15,000
 Warranty reserve                      8,000        9,000
 Prepaid contract service fee        135,000       47,000
 Net operating loss carryforward      35,000      255,000
---------------------------------------------------------
                                   $ 310,000    $ 408,000

Deferred tax liabilities:
 Tax depreciation in excess
  of book                          $  45,000    $  36,000
---------------------------------------------------------
 Net deferred tax assets             265,000      372,000
 Less valuation allowances           256,000      363,000
---------------------------------------------------------

 Net deferred taxes                $   9,000     $  9,000
=========================================================

    The Company has a net operating loss carryforward of $104,000 and research and development tax credits of $98,000 which both expire in 2011. Cash paid for income taxes amounted to $300 in 1997 and 1996.

    A reconciliation of income taxes (benefit) to the statutory federal rate is as follows:

Year ended December 31,              1997          1996
---------------------------------------------------------
Federal tax (benefit) at
 statutory rate                  $ 166,000      $(359,000)
Utilization of operating loss
 carryforward and change
 in valuation allowance           (188,000)       338,000
Other                               22,000          3,000
---------------------------------------------------------

Income taxes (benefit)           $      --      $ (18,000)
=========================================================

Effective tax rate                      --%           1.7%
=========================================================


NOTE 6

LICENSING

The U.S. patent for certain aspects of the technology underlying the Company's Autoscope system was issued in 1989 to the University of Minnesota. The Company has an exclusive worldwide license from the University of Minnesota for that technology and pays royalties to the University of Minnesota in exchange for such license. Royalty expense under the agreement was $297,000 in 1997 and $227,000 in 1996.

    The Company has sublicensed the right to manufacture and market the Autoscope technology in North America and the Caribbean to Econolite Control Products, Inc., of Anaheim, California (Econolite) and receives royalties from Econolite on sales of the Autoscope system in those territories. Econolite also manufactures the Autoscope system on a non-exclusive basis for direct sales by the Company outside of North


Image Sensing Systems, Inc.
Page 18

America and the Caribbean. The Company recognized royalty income from this agreement of $2,742,000 in 1997 and $1,988,000 in 1996. Accounts receivable from Econolite were $979,000 and $768,000 at December 31, 1997 and 1996, respectively.

NOTE 7

EMPLOYMENT AGREEMENTS

The Company has employment agreements with the chairman of the board and the chief executive officer of the Company. The agreements provide for a minimum salary, stock options and severance pay in the event of involuntary termination or termination resulting from a sale, acquisition or merger of the Company. The employment agreements expire through December 31, 1999 as to employment and December 31, 2005 as to the right to exercise options.

NOTE 8

RETIREMENT PLAN

Substantially all employees of the Company may participate in a qualified defined contribution 401(k) plan in which participants may elect to have a specified portion of their salary contributed to the plan. The Company may make contributions to the plan. Company discretionary contributions totaled $41,000 in 1997 and 1996.

NOTE 9

EXPORT SALES

Product sales to foreign customers were $644,000 in 1997 and $500,000 in 1996.

NOTE 10

STOCK OPTIONS

In February 1995, the Company adopted the 1995 Long-Term Incentive and Stock Option Plan (the 1995 Plan), which provides for the granting of incentive (ISO) and non-incentive (NSO) stock options, stock appreciation rights, restricted stock awards and performance awards to officers, directors, employees, consultants and independent contractors of the Company and its subsidiaries. In addition, the Board of Directors granted options outside of the 1995 Plan (the Non-Plan) in 1995 and 1996. The following table summarizes all stock option activity:

                                                   Plan Options
                                     Options        Outstanding         Non-Plan     Weighted Average
                                    available   --------------------     Options         Exercise
                                    for Grant      ISO         NSO     Outstanding   Price Per Share
----------------------------------------------------------------------------------------------------
Balance at December 31, 1995          89,650     112,350      18,000      108,000        $ 4.75
Granted                             (109,250)    109,250                   48,200          3.65
Canceled                              21,500     (21,500)                  (8,000)         4.32
                                    ----------------------------------------------
Balance at December 31, 1996           1,900     200,100      18,000      148,200          4.31
Exercised                                         (3,200)                                  3.68
Canceled                              35,750     (35,750)                                  4.19
                                    ----------------------------------------------
Balance at December 31, 1997          37,650     161,150      18,000      148,200          4.33
                                    ==============================================

    Exercise prices for options as of December 31, 1997 ranged from $3.00 to $4.75. Options under the 1995 Plan and Non-Plan expire at various dates through 2005. At December 31, 1997 there were 159,050 options exercisable at a weighted-average exercise price of $4.30. There were no options granted in 1997. The weighted-average fair value of options granted during 1996 was $3.65.


                                                     Image Sensing Systems, Inc.
                                                                         Page 19

    Pro forma information regarding net income (loss) and net income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates ranging from 5.8% to 6.2%; volatility factor of the expected market price of the Company's common stock of 1.10 and a weighted-average expected life of the option of four years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                  1997           1996
---------------------------------------------------------
Pro forma net income (loss)     $259,000     $(1,230,000)
Pro forma net income (loss)
 per common share -
 basic and diluted              $    .11     $      (.50)



REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Image Sensing Systems, Inc.

    We have audited the accompanying balance sheets of Image Sensing Systems, Inc. as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Sensing Systems, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 13, 1998


Image Sensing Systems, Inc.
Page 20

CORPORATE INFORMATION


DIRECTORS AND OFFICERS

PANOS G. MICHALOPOULOS
Chairman and Director

SPIRO G. VOGLIS
President, Chief Executive Officer,
Secretary and Director

RICHARD P. BRAUN#
Director

RICHARD C. MAGNUSON*
Director

JAMES MURDAKES#
Director

C. (DINO) XYKIS*#
Director

ARTHUR J. BOURGEOIS
Chief Financial Officer and Treasurer

* Member of audit committee.
# Member of compensation committee




ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held on May 28, 1998, at 3:30 p.m. CDT at the Crowne Plaza Northstar Hotel, Minneapolis, MN.

LEGAL COUNSEL
Dorsey & Whitney LLP

INDEPENDENT AUDITORS
Ernst & Young LLP

STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.

A copy of Form 10-KSB, filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Arthur J. Bourgeois, Image Sensing Systems, Inc., St. Paul, Minnesota.

LOCATION

CORPORATE HEADQUARTERS
500 Spruce Tree Centre
1600 University Avenue West
St. Paul, Minnesota 55104-3825 USA


PRICE RANGE OF COMMON STOCK

The Company's common stock trades on the Nasdaq SmallCap Market tier of the Nasdaq Stock Market under the symbol ISNS. The table below presents the price range of high and low trading prices for the Company's common stock for each period indicated as reported by Nasdaq.

                        1997                               1996
              -------------------------         ---------------------------
Quarter         High              Low             High               Low
---------------------------------------------------------------------------
First         $ 4.00            $ 2.38           $ 4.81            $ 2.75
Second          3.50              2.13             6.00              2.81
Third           5.88              2.63             5.38              3.00
Fourth          5.25              3.50             4.38              2.00


                           IMAGE SENSING SYSTEMS, INC.
                             500 Spruce Tree Centre
                           1600 University Avenue West
                        Saint Paul, Minnesota 55104-3825
                               Phone: 612.603.7700
                                Fax: 612.603.7795
                              www.imagesensing.com


                                                     Image Sensing Systems, Inc.
                                                                         Page 21