Form 10KSB40, Exhibit 13
period 1998-12-31
IMAGE SENSING SYSTEMS INC
filed 1999-03-30
CIK 943034

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth, for the periods indicated, certain statement of operations data as a percent of revenue:

YEAR ENDED DECEMBER 31                              1998                  1997
-------------------------------------------------------------------------------

Product sales                                       26.2%                33.1%
Royalties                                           65.8                  63.4
Consulting services                                  8.0                   3.5
-------------------------------------------------------------------------------
  Total revenue                                    100.0                 100.0
Cost of revenue                                     22.1                  27.4
-------------------------------------------------------------------------------
Gross profit                                        77.9                  72.6
Selling, marketing and product support              29.9                  24.2
General and administrative                          38.7                  24.3
Research and development                             6.0                  14.9
-------------------------------------------------------------------------------
Income from operations                               3.3                   9.2
Net income                                           6.2                  11.3

Product sales for 1998 decreased to $881,000 compared to $1,434,000 in 1997. The decrease was due primarily to fewer sales in Asia, $140,000 in 1998 compared to $453,000 in 1997, and less sales to the Minnesota Department of Transportation (MnDOT) for test sites, $330,000 in 1998 compared to $569,000 in 1997. Royalty income decreased to $2,216,000 in 1998 compared to $2,742,000 in 1997. The decrease was due to less sales and upgrades of Autoscope systems by Econolite Control Products, Inc. (Econolite), our North American manufacturing and distribution partner. The Company believes Econolite's sales of Autoscope systems were affected by the nine-month delay in the U. S. Congress in passing the U. S. transportation bill. Federal funding is generally critical for major municipal and state projects that use the Company's Autoscope technology. Revenue from consulting services increased to $271,000 in 1998 from $152,000 in 1997. The increase resulted primarily from assignment of more technical resources to consulting projects in 1998.
    Gross profits were $2,624,000 or 77.9% of revenue in 1998, compared to $3,143,000 or 72.6% of revenue in 1997. The increase in gross profit margin was due primarily to a more favorable mix of revenues as well as improved margins on product sales and consulting projects.
    Selling, marketing and product support expenses were $1,006,000 or 29.9% of revenue in 1998, compared to $1,051,000 or 24.2% of revenue in 1997. The decrease resulted primarily from reduced spending for sales and marketing personnel and less costs for international travel. General and administrative expenses were $1,303,000 or 38.7% of revenue in 1998, compared to $1,052,000 or 24.3% of revenue in 1997. The increase was due primarily to severance pay for the outgoing CEO and recruitment costs for the new CEO.
    Research and development expenses were $203,000 or 6.0% of revenue in 1998, compared to $643,000 or 14.9% of revenue in 1997. The decrease was due to capitalization of $825,000 in software development costs in 1998 compared to $75,000 in 1997. The Company capitalized software development costs for its new Autoscope Solo product during the application development stage, which took place from December 1997 through October 1998. The combination of research and development expenses and capitalized software development costs was $1,028,000 in 1998 compared to $718,000 in 1997. The increase resulted primarily from expediting completion of the new Autoscope Solo product.
    Net income was $209,000 or 6.2% of revenue in 1998, compared to $487,000 or 11.3% of revenue in 1997. There was no tax provision in 1998 primarily due to a decrease in the Company's valuation allowance. In 1997, the Company was able to utilize operating loss carryforwards to offset all of its taxable income.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998 the Company had $1,326,000 in cash and cash equivalents compared to $2,000,000 at December 31, 1997. The Company had working capital of $2,073, 000 and a current ratio of 3.5 to 1 at December 31, 1998 compared to $2,533,000 and 3.8 to 1 at the end of 1997. The decrease in liquidity in 1998 was due primarily to investment in the Autoscope Solo product, including capitalized software development costs. Net cash provided by operating activities was $249,000 in 1998, compared to $393,000 in 1997. The decrease was due primarily to reduced earnings and an increase in accounts receivable.
    The Company believes that cash and cash equivalents on hand at December 31, 1998 along with an available $500,000 revolving line of credit with a bank will satisfy the Company's projected working capital needs and investing activities, including acquisition of a sixty percent equity interest in a foreign sales organization, and other cash requirements through 1999.

YEAR 2000 ISSUE

BACKGROUND. Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish 21st century dates


10  Image Sensing Systems, Inc.

from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with year 2000 requirements. The potential global impact of the year 2000 problem is not known, and, if not corrected in a timely manner, could affect the Company and the U.S. and world economies generally.

    STATE OF READINESS. The Company has analyzed the potential effect of the year 2000 issue on both the system software included in the Company's products and its internal systems (e.g., word processing and billing software), including its information technology ("IT") and non-IT systems. The Company's year 2000 compliance program includes the following phases: identifying systems that need to be modified or replaced; carrying out remediation work to modify existing systems or convert to new systems; and conducting validation testing of systems and applications to ensure compliance. The Company is currently in the remediation phase of this program with respect to software purchased or licensed from software vendors by the Company and used internally and has completed the validation phase of this program with respect to its own products.
    The amount of remediation work required to address year 2000 problems is not expected to be extensive. The Company has tested all of the system software included in its products and determined that it is year 2000 compliant. In addition, the Company has requested and received documentation from vendors supplying software for its primary business applications addressing year 2000 compliance. In all cases, vendors' responses indicated that their applications were either currently year 2000 compliant or that they would be compliant by the end of 1998. Therefore, the Company will be required to replace or modify some of its existing software applications in order for its internal computer systems to function properly in the year 2000 and thereafter. The Company estimates that it will complete its year 2000 compliance program for all of its significant internal systems no later than July 1, 1999. The Company also has had informal discussions with its major suppliers and customers regarding their efforts to address the year 2000 problem. These actions are intended to help mitigate the possible external impact of the year 2000 problem. However, it is impossible to fully assess the potential consequences in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

    COSTS. Because essentially all of the Company's products and internal systems were created in the last few years, such products and internal systems were designed to avoid the year 2000 problem. As a result, the total cost for resolving the Company's year 2000 issues is expected to be less than $35,000, a negligible amount of which has been spent through December 31, 1998. The total cost estimate includes the cost of replacing or upgrading non-compliant systems that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. Estimates of year 2000 costs are based on numerous assumptions, and there can be no assurance that the estimates are correct or that actual costs will not be materially greater than anticipated.

    CONTINGENCY. The Company has not yet developed a contingency plan to provide for continuity of processing in the event of various problem scenarios, but it will assess the need to develop such a plan based on the outcome of the validation phase of all of its systems and any additional results from surveys of its major suppliers and customers with respect to their year 2000 compliance.

    RISK. Based on its assessments to date, the Company believes it will not experience any material disruption as a result of year 2000 problems with respect to its products and the third-party systems it uses for its internal functions, and, in any event, the Company does not anticipate the year 2000 issues it will encounter will be significantly different than those encountered by other computer hardware and software manufacturers, including its competitors. For example, if certain critical third-party providers, such as those providers supplying electricity, water or telephone service, experience difficulties resulting in disruption of service to the Company, a shutdown of the Company's operations at individual facilities could occur for the duration of the disruption. Assuming no major disruption in service from utility companies or other critical third-party providers, the Company believes that it will be able to manage its total year 2000 transition without any material effect on the Company's results of operations or financial condition.


                                                 Image Sensing Systems, Inc.  11

BALANCE SHEETS


DECEMBER 31                                                              1998             1997
-------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                        $ 1,326,000      $ 2,000,000
    Accounts receivable, net of allowance for
        returns and doubtful accounts of $43,000 (1997--$49,000)       1,402,000        1,164,000
    Inventories                                                           74,000          144,000
    Prepaid expenses                                                      32,000           67,000
    Deferred income taxes                                                 57,000           54,000
-------------------------------------------------------------------------------------------------
Total current assets                                                   2,891,000        3,429,000
Property and equipment:
    Furniture and fixtures                                               129,000          127,000
    Leasehold improvements                                               101,000          101,000
    Equipment                                                            950,000          850,000
-------------------------------------------------------------------------------------------------
                                                                       1,180,000        1,078,000
    Accumulated depreciation                                            (710,000)        (503,000)
-------------------------------------------------------------------------------------------------
                                                                         470,000          575,000
-------------------------------------------------------------------------------------------------
Deferred income taxes                                                    318,000               --
Capitalized software development costs,
    net of accumulated amortization of $44,000 (1997--none)              856,000           75,000
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 4,535,000      $ 4,079,000
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                 $   296,000      $   351,000
    Accrued compensation                                                 270,000          184,000
    Deferred revenue                                                     252,000          361,000
-------------------------------------------------------------------------------------------------
Total current liabilities                                                818,000          896,000
Deferred income taxes                                                    366,000           45,000
Commitments
Shareholders' equity:
    Preferred stock, $.01 par value:
        Authorized shares--2,000,000
        Issued and outstanding--none
    Common stock, $.01 par value:
        Authorized shares--5,000,000
        Issued and outstanding--2,479,200 (1997--2,478,200)               25,000           25,000
    Additional paid-in capital                                         3,890,000        3,886,000
    Retained earnings (deficit)                                         (564,000)        (773,000)
-------------------------------------------------------------------------------------------------
Total shareholders' equity                                             3,351,000        3,138,000
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 4,535,000      $ 4,079,000
=================================================================================================

SEE ACCOMPANYING NOTES.


12 Image Sensing Systems, Inc.

STATEMENTS OF OPERATIONS


YEAR ENDED DECEMBER 31                                       1998          1997
----------------------------------------------------------------------------------
Revenue:
    Product sales                                        $  881,000     $1,434,000
    Royalties                                             2,216,000      2,742,000
    Consulting services                                     271,000        152,000
----------------------------------------------------------------------------------
                                                          3,368,000      4,328,000
Cost of revenue:
    Product sales                                           406,000        797,000
    Royalties                                               238,000        297,000
    Consulting services                                     100,000         91,000
----------------------------------------------------------------------------------
                                                            744,000      1,185,000
----------------------------------------------------------------------------------
Gross profit                                              2,624,000      3,143,000

Operating expenses:
    Selling, marketing and product support                1,006,000      1,051,000
    General and administrative                            1,303,000      1,052,000
    Research and development                                203,000        643,000
----------------------------------------------------------------------------------
                                                          2,512,000      2,746,000
----------------------------------------------------------------------------------
Income from operations                                      112,000        397,000


Interest income                                              97,000         90,000
----------------------------------------------------------------------------------
Income before income taxes                                  209,000        487,000
Income taxes                                                     --             --
----------------------------------------------------------------------------------
Net income                                               $  209,000     $  487,000
==================================================================================

Net income per common share--basic and diluted           $     0.08     $     0.20
==================================================================================

Weighted average number of common shares
    and dilutive potential common shares outstanding      2,480,000      2,478,000
==================================================================================

SEE ACCOMPANYING NOTES.


                                                 Image Sensing Systems, Inc.  13

STATEMENTS OF CASH FLOWS


YEAR ENDED DECEMBER 31                                      1998              1997
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                            $    209,000        $    487,000
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Depreciation                                           207,000             177,000
    Amortization                                            44,000
Changes in operating assets and liabilities:
    Receivables                                           (238,000)           (374,000)
    Inventories                                             70,000            (144,000)
    Prepaid expenses                                        35,000             (67,000)
    Accounts payable                                       (55,000)             55,000
    Accrued compensation                                    86,000              25,000
    Deferred revenue                                      (109,000)            234,000
--------------------------------------------------------------------------------------
Net cash provided by operating activities                  249,000             393,000


INVESTING ACTIVITIES:
    Purchases of property and equipment                   (102,000)           (138,000)
    Capitalized software development costs                (825,000)            (75,000)
--------------------------------------------------------------------------------------
Net cash used in investing activities                     (927,000)           (213,000)
--------------------------------------------------------------------------------------


FINANCING ACTIVITIES:
    Proceeds from sale of common stock                       4,000              11,000
--------------------------------------------------------------------------------------
Net cash provided by financing activities                    4,000              11,000
--------------------------------------------------------------------------------------


Increase (decrease) in cash                               (674,000)            306,000
Cash and cash equivalents at beginning of year           2,000,000           1,694,000
--------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $  1,326,000        $  2,000,000
======================================================================================

SEE ACCOMPANYING NOTES.


14  Image Sensing Systems, Inc.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                         Additional          Retained
                                                        Shares          Common            Paid-In            Earnings
DESCRIPTION                                             Issued           Stock            Capital           (Deficit)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                          2,475,000       $    25,000       $ 3,875,000       $(1,260,000)
    Common stock issued for options exercised             3,200                --            11,000
    Net income                                          487,000
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                          2,478,200            25,000         3,886,000          (773,000)
    Common stock issued for options exercised             1,000                --             4,000
    Net income                                          209,000
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          2,479,200       $    25,000       $ 3,890,000       $  (564,000)
=====================================================================================================================

SEE ACCOMPANYING NOTES.


                                                 Image Sensing Systems, Inc.  15

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998



NOTE 1
SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
The Company develops and markets video image processing technology and products for use in advanced traffic management systems and traffic data collection. The Company sells its product primarily to foreign distributors of its product and receives a royalty for sales made by a sublicensee to North American distributors. The Company also provides technical expertise in image processing, hardware and software design and traffic management and control. The Company's products are used primarily by governmental entities.

REVENUE RECOGNITION
Revenue from product sales and royalties from the sale of products by a sublicensee are recorded upon shipment. Consulting fees are recorded as earned.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist of commercial paper. Market value of these investments approximates cost at December 31, 1998 and 1997.

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

STOCK-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
    The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("STATEMENT 123"). Accordingly, the Company has made pro forma disclosures of what net income and net income per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

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

SOFTWARE DEVELOPMENT COSTS
The Company capitalizes software development costs in accordance with the provisions of SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. Capitalization of software development costs, including significant product enhancements, begins upon the establishment of technological feasibility for the product and concludes when the product is available for release to distributors. The establishment of technological feasibility and the


16  Image Sensing Systems, Inc.

ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue or royalties, estimated economic life and changes in software and hardware technology. The Company amortizes software development costs based on projected revenue, with minimum annual amortization based on a seven-year life using the straight-line method.

EARNINGS PER COMMON SHARE
The Company follows SFAS No. 128, EARNINGS PER SHARE. This Statement replaces previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary EPS, basic EPS excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to previously reported fully diluted earnings per share.

NOTE 2

CREDIT FACILITY
The Company has a credit agreement that provides up to $500,000 in short-term borrowings at 1.25% over the prime rate (9.00% at December 31, 1998). The agreement limits the amount of short-term borrowings to 65% of eligible receivables. Substantially all assets are pledged as collateral on the borrowings. The credit agreement further includes covenants which relate to certain financial statement ratios and restrictions. The Company had no outstanding borrowings in 1998 or 1997.

NOTE 3

INCOME TAXES
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

DECEMBER 31                                              1998           1997
-------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable allowances                      $ 16,000        $ 19,000
  Accrued compensation                                  17,000          15,000
  Warranty reserve                                       6,000           8,000
  Deferred revenue                                      47,000         135,000
  Research and development
    tax credits                                        148,000          98,000
  Net operating loss carryforward                      335,000          35,000
-------------------------------------------------------------------------------
                                                       569,000         310,000
Deferred tax liabilities:
  Tax depreciation in excess of book                    49,000          45,000
  Capitalized software
    development costs                                  317,000              --
-------------------------------------------------------------------------------
                                                       366,000          45,000
-------------------------------------------------------------------------------
  Net deferred tax assets                              203,000         265,000
    Less valuation allowance                           194,000         256,000
------------------------------------------------------------------------------
  Net deferred taxes                                   $ 9,000         $ 9,000
===============================================================================

    The Company has net operating loss carryforwards for income tax purposes of $915,000 and research and development tax credits of $148,000 which both expire in 2013. Cash paid for income taxes amounted to $4,600 in 1998 and $300 in 1997.
    No provision has been made for income taxes for 1998 or 1997. A reconciliation of income taxes to the statutory federal rate is as follows:

YEAR ENDED DECEMBER 31                              1998             1997
-------------------------------------------------------------------------------
Federal tax at statutory rate                    $ 71,000         $166,000
Utilization of operating
  loss carryforward                                    --         ( 81,000)
Change in valuation allowance                     (62,000)        (107,000)
Other                                             ( 9,000)          22,000
-------------------------------------------------------------------------------

Income taxes                                     $     --         $     --
===============================================================================

Effective tax rate                                     --%              --%
===============================================================================


                                                Image Sensing Systems, Inc.   17

NOTE 4

LEASE COMMITMENT
The Company rents office space under an operating lease agreement expiring in November 2001, with options to renew through November 2004. The lease provides for monthly payments of $12,000 and the Company is responsible for its proportionate share of increases in operating expenses which exceed a base rent factor. Rent expense amounted to $139,000 in 1998 and $138,000 in 1997.
    At December 31, 1998, future minimum annual lease payments are as follows:


YEAR ENDING DECEMBER 31:
-----------------------------------------------------------------------
      1999                                                   $138,000
      2000                                                    138,000
      2001                                                    115,000
-----------------------------------------------------------------------
                                                             $391,000
=======================================================================


NOTE 5

COMMON STOCK
In connection with the offering of shares of common stock in 1995, the Company issued warrants to the underwriter to purchase 90,000 shares for a period of five years from the effective date of the Registration Statement. The exercise price for the warrants is $5.70 per share.

NOTE 6

LICENSING
The U.S. patent for certain aspects of the technology underlying the Company's Autoscope system was issued in 1989 to the University of Minnesota. The Company has an exclusive worldwide license from the University of Minnesota for that technology and pays royalties to the University of Minnesota in exchange for such license. Royalty expense under the agreement was $238,000 in 1998 and $297,000 in 1997.
    The Company has sublicensed the right to manufacture and market the Autoscope technology in North America and the Caribbean to Econolite Control Products, Inc., of Anaheim, California (Econolite) and receives royalties from Econolite on sales of the Autoscope system in those territories. Econolite also manufactures the Autoscope system on a non-exclusive basis for direct sales by the Company outside of North America and the Caribbean. The Company recognized royalty income from this agreement of $2,216,000 in 1998 and $2,742,000 in 1997. Accounts receivable from Econolite were $1,310,000 and $979,000 at December 31, 1998 and 1997, respectively.

NOTE 7

EXPORT SALES
Product sales to foreign customers were $541,000 in 1998 and $644,000 in 1997.

NOTE 8

RETIREMENT PLAN
Substantially all employees of the Company may participate in a qualified defined contribution 401(k) plan in which participants may elect to have a specified portion of their salary contributed to the plan. The Company may make contributions to the plan. Company discretionary contributions totaled $44,000 in 1998 and $41,000 in 1997.

NOTE 9

EMPLOYMENT AGREEMENTS
The Company has an employment agreement with the chief executive officer of the Company. The agreement provides for a minimum salary, stock options and severance pay in the event of involuntary termination or termination resulting from a sale, acquisition or merger of the Company. The maximum severance for the executive officer under the agreement is $140,000.

NOTE 10

STOCK OPTIONS
In February 1995, the Company adopted the 1995 Long-Term Incentive and Stock Option Plan (the 1995 Plan), which provides for the granting of incentive (ISO) and non-incentive (NSO) stock options, stock appreciation rights, restricted stock awards and performance awards to officers, directors, employees, consultants and independent contractors of the Company and its subsidiaries. In addition, in 1998 the Board authorized and granted an additional 100,000 shares under the 1995 Plan subject to shareholder approval and granted options outside of the 1995 Plan (the Non-Plan) in 1995, 1997 and 1998. The following table summarizes stock option activity for 1998 and 1997:


18 Image Sensing Systems, Inc.

                                         OPTIONS        PLAN OPTIONS OUTSTANDING        NON-PLAN       WEIGHTED AVERAGE
                                        AVAILABLE      ---------------------------       OPTIONS        EXERCISE PRICE
                                        FOR GRANT          ISO          NSO            OUTSTANDING        PER SHARE
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              1,900          200,100         18,000          148,200           $4.31
Exercised                                                 (3,200)                                           3.68
Canceled                                 35,750          (35,750)                                           4.19
------------------------------------------------------------------------------------------------
Balance at December 31, 1997             37,650          161,150         18,000          148,200            4.33
Reserved for options under Plan         100,000
Granted                                (119,500)         119,500                         125,000            3.12
Exercised                                                 (1,000)                                           3.88
Canceled                                 32,300          (32,300)                        (29,000)           4.32
------------------------------------------------------------------------------------------------
Balance at December 31, 1998             50,450          247,350         18,000          244,200            3.81
================================================================================================


    Exercise prices for options as of December 31, 1998 ranged from $2.875 to $4.75. Options under the 1995 Plan and Non-Plan expire at various dates through 2008. At December 31, 1998 there were 279,888 options exercisable at a weighted average exercise price of $4.06. Options outstanding have a weighted average remaining contractual life of 8.3 years. The weighted average fair value of options granted during 1998 was $3.12. There were no options granted in 1997.
    Pro forma information regarding net income and net income per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%; volatility factor of the expected market price of the Company's common stock of .838 and weighted-average expected life of the option of ten years.
    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                            1998          1997
-------------------------------------------------------------------------------
Pro forma net income                                      $1,000       $259,000
Pro forma net income
  per common share                                         $ .00          $ .11

NOTE 11

SUBSEQUENT EVENT
In February 1999, the Company acquired a sixty percent equity interest in a foreign sales organization for $200,000.


                                                 Image Sensing Systems, Inc.  19

REPORT OF INDEPENDENT AUDITORS



SHAREHOLDERS AND BOARD OF DIRECTORS
IMAGE SENSING SYSTEMS, INC.

We have audited the accompanying balance sheets of Image Sensing Systems, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Sensing Systems, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 12, 1999


20  Image Sensing Systems, Inc.

CORPORATE INFORMATION


DIRECTORS AND OFFICERS

Panos G. Michalopoulos
CHAIRMAN

William L. Russell
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR

Richard P. Braun#
DIRECTOR

Richard C. Magnuson*
DIRECTOR

James Murdakes#
DIRECTOR AND SECRETARY

C. (Dino) Xykis*#
DIRECTOR

Arthur J. Bourgeois
CHIEF FINANCIAL OFFICER AND TREASURER

* MEMBER OF AUDIT COMMITTEE.
# MEMBER OF COMPENSATION COMMITTEE



ANNUAL SHAREHOLDERS' MEETING

The annual meeting of the shareholders will be held on May 11, 1999, at 3:30 p.m. CDT at the Crowne Plaza Northstar Hotel, Minneapolis, MN.


LEGAL COUNSEL

Dorsey & Whitney LLP


INDEPENDENT AUDITORS

Ernst & Young LLP


STOCK TRANSFER AGENT

Norwest Bank Minnesota, N.A.

A copy of Form 10-KSB, filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Company.


LOCATION

CORPORATE HEADQUARTERS
500 Spruce Tree Centre
1600 University Avenue West
St. Paul, Minnesota 55104-3825 USA


PRICE RANGE OF COMMON STOCK

The Company's common stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol ISNS. The table below presents the price range of high and low trading prices for the Company's common stock for each period indicated as reported by Nasdaq:

                                1998                                1997
QUARTER                  HIGH          LOW                HIGH            LOW
-------------------------------------------------------------------------------

First                    $4.38         $2.38              $4.00         $2.38
Second                    5.00          3.06               3.50          2.13
Third                     3.81          1.56               5.88          2.63
Fourth                    3.88          2.25               5.25          3.50